Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

September 29, 2009

09047188

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. Superior Plus Announces Completion of Common Share Financing and Closing of Debenture Financing Over-Allotment Option; and
2. Superior Plus Completes US$135 Million Acquisition of Specialty Products & Insulation Co.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster.

Heather McMaster
Corporate / Legal Administrator

/enc.

SEC Mail Processing Section
OCT 06 2009
Washington, DC
106

dlj 10/22

Superior Plus

NEWS

TSX: SPB
Calgary, September 23, 2009

For Immediate Release

SUPERIOR PLUS ANNOUNCES COMPLETION OF COMMON SHARE FINANCING AND CLOSING OF DEBENTURE FINANCING OVER-ALLOTMENT OPTION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation") is pleased to announce the successful closing of the issue and sale today of an aggregate of 3,970,000 common shares in the capital of the Corporation ("Common Shares") at a price of $11.35 per Common Share for gross proceeds of approximately $45.1 million.

The Common Shares were offered to the public through a syndicate of underwriters which was co-led by TD Securities Inc., Scotia Capital Inc. and National Bank Financial Inc., and included CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Cormark Securities Inc. As previously announced, Superior intends to use the net proceeds from the financing to partially finance the acquisition of certain assets which make up a retail heating oil and propane distribution business from Sunoco, Inc. (R&M), and Sunoco, Inc.

The Common Shares of Superior are traded on the Toronto Stock Exchange under the symbol "SPB".

In addition, Superior has closed on the over-allotment option granted to the underwriters (the "Over-Allotment Option") in connection with the Corporation's offering of $60,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures ("Debentures") which closed on August 28, 2009. The Over-Allotment Option was exercised in full resulting in the issuance of an additional $9,000,000 aggregate principal amount of Debentures.

About the Corporation

Superior Plus is a diversified corporation. The Corporation holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and the Corporation as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	92.3 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the completion of the acquisition of Sunoco Retail Heat. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the acquisition. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The Corporation assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, September 24, 2009

For Immediate Release

Superior Plus Completes US$135 Million Acquisition of Specialty Products & Insulation Co.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") today closed the previously announced acquisition of Specialty Products & Insulation Co. ("SPI") for an aggregate purchase price of US$135 million. The acquisition extends Superior's geographical footprint into the United States from 4 to 31 states complementing its existing construction products distribution business in Canada. SPI's distribution network includes 70 operation centres serving a diversified customer base of approximately 12,000 customers. The SPI acquisition increases Superior's construction products offering by providing a comprehensive selection of insulation and architectural, including fabrication, named products focused on commercial and industrial markets.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated "The closing of this transaction allows Superior to become a leading specialty construction products distributor and service provider in North America. We have made considerable progress in organizing our US construction products business and look forward to working with an experienced SPI team. We are confident that the development of this business segment will be a platform for additional future growth opportunities."

Superior financed the acquisition of SPI through a private placement of an aggregate of 2,803,135 common shares to certain securityholders of SPI for proceeds of approximately US$30 million (CDN $32.2 million) and net proceeds from a public offering of convertible debentures of approximately US$61.7 million (CDN$66.3 million). The remaining balance of the purchase price was financed through Superior's $570 million syndicated credit facility. Superior's Executive Vice President and CFO Wayne Bingham commented, "Superior's ability to source capital cost effectively demonstrates confidence in Superior's existing operations and North American growth opportunities."

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc and SPI are leading distributors of walls and ceilings and insulation construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	95.2 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount

Superior Plus Corp. | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the acquisition of SPI providing a platform for additional future growth opportunities. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.